U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING
                              FOR FORM 10-KSB

               For Period Ended              Commission File No. 0-24160
               October 31, 1997              CUSIP No. 143083 10 3

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                            CARLYLE GOLF, INC.
                         (Full Name of Registrant)

                      10550 East 54th Avenue, Unit E
                          Denver, Colorado 80239
                  (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed
[X]                 on or before the fifteenth calendar day following the
               prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-KSB, 20-F, 11- K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Subsequent to the fiscal year end of Carlyle Golf, Inc. (the "Company") but, prior to the end of the Form 10-KSB reporting period, concerns regarding the Company's liquidity intensified. Given the facts and circumstances surrounding the Company's liquidity, the Company expects that the occurrence of these events may necessitate significant changes in the Company's draft Form 10-KSB.

          Specifically, on January 28, 1998, the Company issued a press release which indicated the Company was in the process of attempting to secure additional financing through a variety of means and that, in the absence of such additional financing, the Company's ability to continue as a going concern would be in substantial doubt. The Company is still investigating various potential financing alternatives and, as noted in its January 28, 1998 press release, is actively considering the sale or liquidation of assets. The ultimate resolution of these pending issues could significantly change disclosures in Items 1 and 7 of the Company's Form 10-KSB.

          Due to the seriousness of the Company's liquidity concerns and the considerable portion of the Company's limited resources being devoted to such concerns, the Company could not, without unreasonable effort and expense, update its draft Form 10-KSB in a manner sufficient to meet both its disclosure obligations and filing deadline.


PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Jerome M. Hause   (303) 371-2889

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X]   Yes          [ ]    No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X]   Yes          [ ]     No

          The Company's estimated loss of approximately $3.1 million in fiscal 1997 has already been publicly announced in a January 28, 1998 press release. While the fiscal 1997 loss is significantly larger than its $1.3 million loss in fiscal 1996, a larger loss in fiscal 1997 was widely expected because of the Company's previously reported purchase of Pro-line Cap Company during fiscal 1997.


                                   Carlyle Golf, Inc.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  January 29, 1998            By:/s/Jerome M. Hause
                                        Jerome M. Hause,
                                        President